UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

Zynerba Pharmaceuticals, Inc.
(Name of Subject Company (Issuer))

Xylophone Acquisition Corp.
a wholly owned subsidiary of

Harmony Biosciences Holdings, Inc.
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

98986X109
(CUSIP Number of Class of Securities)

Christian Ulrich
General Counsel and Corporate Secretary
630 W. Germantown Pike, Suite 215
Plymouth Meeting, PA 19462
484-539-9800
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
William Intner
Hogan Lovells US LLP
100 International Drive
Baltimore, MD 21202
(410) 659-2700

and to:
Peter Cohen-Millstein
Hogan Lovells US LLP
390 Madison Avenue
New York, NY 10017
(212) 918-3000

☐           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) previously filed by Harmony Biosciences Holdings, Inc., a Delaware corporation (“Parent” or “Harmony”) and Xylophone Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Harmony, with the Securities and Exchange Commission (the “SEC”) on August 28, 2023, relating to the tender offer by Purchaser to acquire all of the issued and outstanding shares, par value $0.001 per share (the “Shares”) of Zynerba Pharmaceuticals, Inc. (“Zynerba”) for (i) $1.1059 per Share in cash without interest and subject to deduction for any required withholding under applicable tax law, plus (ii) one non-tradable contingent value right (“CVR”) per share, which represents the contractual right to receive contingent payments in cash, without interest and subject to deduction for any required withholding under applicable tax law, upon the achievement of certain specified milestones upon the terms and subject to the conditions set forth in the Offer to Purchase (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. As permitted by General Instruction F to Schedule TO, the information set forth in the Schedule TO, as amended by this Amendment, including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference herein in response to Items 1-13 of this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9; and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to include the following:

On September 26, 2023, Purchaser extended the Expiration Date of the Offer until 5:00 p.m., New York City time, on October 10, 2023. The press release announcing the extension of the Offer is filed as Exhibit (a)(5)(B) hereto and is incorporated herein by reference.

Amendments to the Offer to Purchase and the Other Exhibits to the Schedule TO

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, as amended, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

All references in the Offer to Purchase (Exhibit (a)(1)(A)), Form of Letter of Transmittal (Exhibit (a)(1)(B)), Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(C)) and Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) of the expiration date of the Offer being “5:00 p.m., New York City time, on September 26, 2023” are amended and replaced with “5:00 p.m., New York City time, on October 10, 2023.”

Item 12. Exhibits.

Exhibit No.

(a)(5)(B)*	Press Release issued by Harmony Biosciences Holdings, Inc., dated as of September 27, 2023.

*	Filed herewith.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 27, 2023

Xylophone Acquisition Corp.

	By:	/s/ Sandip Kapadia
	Name:	Sandip Kapadia
	Title:	Chief Executive Officer

Harmony Biosciences Holdings, Inc.

	By:	/s/ Sandip Kapadia
	Name:	Sandip Kapadia
	Title:	Chief Financial Officer